UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated May 10, 2023	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 10, 2023

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

The Company informs that the Board of Directors has approved a long term incentive plan based on the award of stock options (the “Plan”) for certain executive directors, members of the senior management team of Grifols and its affiliates and other employees of the Group.

The Plan, offered on a one-time basis, will be in accordance with the following basic conditions:

a.	Participants: The participants in the Plan will be members of the senior leadership team, including the Chief Operating Officer (Mr. Victor Grifols Deu) and the Chief Corporate Officer (Mr. Raimon Grifols Roura) in their condition as executive directors of the Company and including also the members of the senior management team (the “Participants”) and other employees of the Group. The relevant pool of Participants is approximately 220 employees of Grifols.

It is worth noting that for the abovementioned two executive directors and members of the senior management team, the Plan is subject to approval by the Company's Shareholders' Meeting. Further, the Executive Chairman and Chief Executive Officer is not a Participant under this Plan.

b.	Objective of the Plan: The purposes of this Plan are to enhance the profitability and value of the Company for the benefit of its shareholders by enabling the Company to offer employees of Grifols share-based incentives, thereby creating a means to raise the level of equity ownership by such individuals, attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s shareholders and offering Participants a competitive compensation that is in line with market compensation practices and the organizational and strategic situation of Grifols.

c.	Maximum number of options awarded and vesting conditions: The Plan is implanted through an award of an aggregate maximum of 4,000,000 stock options to be distributed amongst the totality of the Participants, representing the right to purchase 4,000,000 shares of the Company’s Class A Stock (the “Options”) with an exercise price of €8.96 per Class A Share. Such price is the closing price of the Class A shares the day in which the Plan was approved by the Company's Board of Directors.

The Company will allocate treasury shares currently held or which it may come to hold to cover the needs of the Plan.

As a condition to vest the Options awarded, each Participant will have to be continuously employed by Grifols in each vesting date and, also, vesting is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, with the aim of rewarding the creation of value through the achievement of the objectives set by the Company. Further, vesting will also be conditioned upon passing an individual performance evaluation.

d.	Term: The Plan has a term of four (4) years for each Participant, running from an effective date of May 4, 2023 (subject, for certain Participants, to approval of the Plan by the General Shareholders Meeting of the Company), until the end of the fourth Plan year on May 3, 2027.

e.	Plan Design and vesting schedule: The Plan is designed with the objective of incentivizing Participants in terms of creating value for shareholders. 40% of the Options awarded will vest (provided the vesting conditions are met) at the end of the second Plan year and the remaining 60% will vest (provided the vesting conditions are met) at the end of the fourth Plan year.

In Barcelona, on 10 May 2023

Nuria Martín Barnés
Secretary to the Board of Directors